# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☒ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: United States Tungsten, LLC

Legal status of issuer:

| | |
|---|---|
| Form: | Limited Liability Company |
| Jurisdiction of Incorporation/Organization: | Delaware |
| Date of organization: | May 8, 2025 |

Physical address of issuer: 4775 Collins Ave., Suite 4401, Miami Beach FL 33140
Website of issuer: www.unitedstatestungsten.com
Current Number of Employees: 3
Is there a Co-Issuer: Yes
Name of co-issuer: United States Tungsten CF SPV LLC
Legal status of co-issuer:

| | |
|---|---|
| Form: | Limited liability company |
| Jurisdiction of Incorporation/Organization: | Delaware |
| Date of organization: | August 12, 2025 |

Physical address of issuer: 109 Great Valley Parkway, Malvern, PA 19355
Website of Co-issuer: None

| | | | | |
|---|---|---|---|---|
| Total Assets: | Most recent fiscal year-end: | $57,796 | Prior fiscal year-end: | $0 |
| Cash & Cash Equivalents: | Most recent fiscal year-end: | $2,500 | Prior fiscal year-end: | $0 |
| Accounts Receivable: | Most recent fiscal year-end: | $0 | Prior fiscal year-end: | $0 |
| Short-term Debt: | Most recent fiscal year-end: | $194,178 | Prior fiscal year-end: | $0 |
| Long-term Debt: | Most recent fiscal year-end: | $0 | Prior fiscal year-end: | $0 |
| Revenues/Sales: | Most recent fiscal year-end: | $0 | Prior fiscal year-end: | $0 |
| Cost of Goods Sold: | Most recent fiscal year-end: | $0 | Prior fiscal year-end: | $0 |
| Taxes Paid: | Most recent fiscal year-end: | $0 | Prior fiscal year-end: | $0 |
| Net Income: | Most recent fiscal year-end: | $(136,382) | Prior fiscal year-end: | $0 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

| | Jurisdiction | Code | | Jurisdiction | Code | | Jurisdiction | Code |
|---|---|---|---|---|---|---|---|---|
| X | Alabama | AL | X | Montana | MT | X | District of Columbia | DC |
| X | Alaska | AK | X | Nebraska | NE | X | American Samoa | B5 |
| X | Arizona | AZ | X | Nevada | NV | X | Guam | GU |
| X | Arkansas | AR | X | New Hampshire | NH | X | Puerto Rico | PR |
| X | California | CA | X | New Jersey | NJ | X | Northern Mariana Island | 1V |
| X | Colorado | CO | X | New Mexico | NM | X | Virgin Islands | VI |
| X | Connecticut | CT | X | New York | NY | | | |
| X | Wyoming | DE | X | North Carolina | NC | X | Alberta | A0 |
| X | Florida | FL | X | North Dakota | ND | X | British Columbia | A1 |
| X | Georgia | GA | X | Ohio | OH | X | Manitoba | A2 |
| X | Hawaii | HI | X | Oklahoma | OK | X | New Brunswick | A3 |
| X | Idaho | ID | X | Oregon | OR | X | Newfoundland | A4 |
| X | Illinois | IL | X | Pennsylvania | PA | X | Nova Scotia | A5 |
| X | Indiana | IN | X | Rhode Island | RI | X | Ontario | A6 |
| X | Iowa | IA | X | South Carolina | SC | X | Prince Edward Island | A7 |
| X | Kansas | KS | X | South Dakota | SD | | Quebec | A8 |
| X | Kentucky | KY | X | Tennessee | TN | | Saskatchewan | A9 |
| X | Louisiana | LA | X | Texas | TX | | Yukon | B0 |
| X | Maine | ME | X | Utah | UT | | Canada (Federal Level) | Z4 |
| X | Maryland | MD | X | Vermont | VT | | | |
| X | Massachusetts | MA | X | Virginia | VA | | | |
| X | Michigan | MI | X | Washington | WA | | | |
| X | Minnesota | MN | X | West Virginia | WV | | | |
| X | Mississippi | MS | X | Wisconsin | WI | | | |
| X | Missouri | MO | X | Wyoming | WY | | | |

## SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

United States Tungsten, LLC
(Issuer)

/s/ J. Randall Waterfield, as manager of United States Tungsten Resources, LLC, a Delaware limited liability company, the manager of United States Tungsten, LLC
(Signature and Title)

/s/ Stacy Hastie, as manager of United States Tungsten Resources, LLC, a Delaware limited liability company, the manager of United States Tungsten, LLC
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ J. Randall Waterfield
(Signature)

Co-Principal Executive Officer, Co-Principal Accounting, and Co-Principal Financial Officer
(Title)

May 1, 2026
(Date)

/s/ Stacy Hastie
(Signature)

Co-Principal Executive Officer, Co-Principal Accounting, and Co-Principal Financial Officer
(Title)

May 1, 2026
(Date)

**EXHIBIT A – ANNUAL REPORT**

# UNITED STATES TUNGSTEN, LLC

## ANNUAL REPORT

4775 Collins Ave, Suite 4401, Miami Beach FL 33140
www.unitedstatestungsten.com

**THIS ANNUAL REPORT IS FOR THE FISCAL YEAR ENDED DECEMBER 1, 2025**

## ABOUT THIS FORM C-AR

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this C-AR.

You should rely only on the information contained in this Form C-AR. We have not authorized any person to provide you with any information different from that contained in this Form C-AR. The information contained in this Form C-AR is complete and accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## DESCRIPTION OF BUSINESS

**The Company**

The Company was formed to engage in the business of tungsten reclamation. Tungsten is a chemical element, with the symbol W and atomic number 74. It is a hard, dense, silvery-white metal known for its extremely high melting point, the highest of all metals, and is used in various high-temperature applications, including filaments in light bulbs and as an alloying element in steel. Tungsten reclamation is the process of recovering tungsten and its compounds from scrap or waste materials for reuse. Mining tungsten can lead to soil erosion, habitat loss, and water pollution. Recycling helps mitigate these impacts. The process is important for resource conservation, particularly because tungsten is a valuable and relatively rare metal. Tungsten recycling can be more cost-effective than extracting tungsten from ore. Tungsten reclamation is a key aspect of the circular economy, reducing the need for mining new tungsten ore and minimizing environmental impact. The Company's target market includes the United States government and defense contractors.

United States Tungsten, LLC was originally formed in Delaware as a corporation named United States Tungsten Corp. on May 8, 2025. It was converted to a Delaware limited liability company on August 28, 2025.

United States Tungsten CF SPV LLC was formed in Delaware on August 12, 2025. It was organized as a crowdfunding vehicle in compliance with 17 CFR § 270.3a-9 for the sole purpose of only directly acquiring, holding, and disposing of Units issued by the Company through this Offering in compliance with 17 CFR § 227.100 through § 270.504.

**Target Market**

As a newly formed company, United States Tungsten, LLC is in an early-stage development phase and long-term customer contracts are still under negotiation. However, the following categories are target customers and critical partners:

Potential Major Customers:

- U.S. Department of Defense (directly or via prime contractors or the Defense Logistics Agency)
- Industrial manufacturers of cutting tools, abrasives, and heavy-duty drill bits
- Aerospace and energy sector OEMs

Key Suppliers and Manufacturers:

- Equipment vendors for crushing, milling, gravity separation, and flotation
- Chemical suppliers
- Engineering, procurement, and construction management (EPCM) partners for chemical plant development

Loss or delay in contracting with key processing equipment providers or failing to secure strategic offtake agreements with domestic buyers could materially impact the company's timeline and revenue outlook.

The Company intends to focus on the production of:

- Tungsten concentrate: Primary output from ore, containing $WO_3$ grades suitable for downstream processing.
- APT (Ammonium Paratungstate) or ferrotungsten: Value-added products will be considered depending on downstream investment or tolling agreements.

Initially, tungsten concentrate is expected to comprise the majority of revenue specifically for defense applications. If downstream facilities are added, APT or ferrotungsten could represent significant revenue diversification.

**Plan of Operations**

The Company's primary objective the first twelve months of operations is to advance a North Carolina tungsten project from pre-development through initial site preparation and toward a construction-ready stage. The following is a month-by-month breakdown of key milestones and operational priorities starting from the close of this Offering.

**Key Milestones Summary**

| Milestone | Target Timeline |
|---|---|
| Permitting Submission Complete | Month 2 |
| Resource Expansion Analysis Complete | Month 4 |
| Procurement | Month 6 |
| Conditional Offtake Agreements Signed | Month 8 |
| Workforce Planning | Month 10 |
| Site Construction Begins | Month 12 |

Month 1–2: Final Technical Preparation

- Finalize detailed recycling plan and metallurgy flow sheet
- Identify EPCM partner(s) and finalize scoping documents

Month 3–4: Resource Expansion and Site Studies

- Begin infill and step-out drilling (if applicable) to improve additional resource classification
- Conduct geotechnical and hydrological studies for tailings facility and plant site

Month 5–6: Procurement

- Secure long-lead equipment purchase agreements
- Initiate construction process for site grading and civil works

Month 7–8: Offtake Agreements

- Finalize first conditional offtake agreements or LOIs with domestic buyers (e.g., defense contractors or industrial users)

Month 9–10: Construction Readiness and Workforce Planning

- Finalize project construction schedule, including timelines for refinery construction and tailings facility
- Begin recruitment and training of site operations personnel, including health and safety

Month 11–12: Mobilization and Early Construction

- Mobilize contractors and equipment for earthworks and civil construction
- Begin site prep for processing plant, water management systems, and power supply
- Receive first delivery of major equipment (e.g., crushing circuit)

**Major Equipment and other Assets**

Reclamation of tungsten is a highly developed process which involves specialized equipment. The following is a summary of some of the equipment and other assets that will be acquired and used in the Company's operations.

Extraction Equipment

- Excavators and Loaders: Used for overburden removal, ore extraction, and general site work.
- Haul Trucks: Transport raw ore from the pit to processing facilities or stockpiles.
- Dozers and Graders: For site preparation, haul road maintenance, and waste management.
- 

Crushing and Grinding Equipment

- Jaw Crushers and Cone Crushers: For primary and secondary crushing of ore.
- Ball Mills or SAG Mills: For grinding the crushed ore to liberate tungsten minerals (e.g., scheelite or wolframite).

<u>Concentration and Separation Equipment</u>

- Gravity Separation Tables: For initial concentration of tungsten ore, especially effective for scheelite.
- Spiral Separators and Hydraulic Classifiers: For particle size separation and further upgrading of concentrate.
- Flotation Cells (if applicable): Used in beneficiation of some types of tungsten ore, particularly scheelite.

<u>Processing and Refining Equipment</u>

- Rotary Kilns or Leaching Tanks: For chemical treatment and purification processes.
- APT (Ammonium Paratungstate) Conversion Units: If refining into APT is part of the company's operations.
- Dryers and Furnaces: For drying concentrates and/or producing ferrotungsten.

<u>Supporting Infrastructure</u>

- On-Site Laboratory and Assay Equipment: For grade control, metallurgical testing, and quality assurance.
- Water Treatment Systems: For compliance with discharge and recycling requirements
- Power Generators or Substations: For reliable power supply

<u>Land and Lease Assets</u>

- Mining Lease in North Carolina: The Company intends to enter into a lease granting mineral rights to a tungsten-bearing property, a core strategic asset. The lease terms have not been finalized but are anticipated to include a 10-year lease term, a full rental amount of $10 for the term, and a potential profit split with the landowners. The lease rate is low due to the Company bearing the cost of remediation.
- Surface Use Rights / Access Roads: Rights to land, road access, and easements

<u>Office and Administrative Equipment</u>

- Mobile and Fixed Facilities: Including trailers, field offices, and IT infrastructure to support operations and compliance.

**Market Overview**

Tungsten is considered a critical mineral by the U.S. Department of the Interior due to its strategic importance in defense, aerospace, energy, and industrial tooling. Market trends include:

- **Reshoring of supply chains**: The broader global energy transition—driven by decarbonization goals—places added emphasis on materials that can withstand high temperatures, mechanical stress, and harsh environments. Tungsten's role in wind turbines, nuclear reactors, and high-efficiency power electronics supports its relevance in the clean energy ecosystem. Yet the concentration of tungsten mining and refining in China (accounting for over 80% of global supply) presents strategic vulnerabilities, particularly for Western economies prioritizing critical mineral independence.[1][2] This has led to renewed exploration and reopening of mines in jurisdictions like Australia, Europe, and the U.S., alongside policy efforts to incentivize domestic processing. As tungsten's applications diversify beyond traditional industrial uses, its strategic value is likely to intensify across both legacy and emerging technologies.

- **Defense and aerospace growth**: The global tungsten market is experiencing renewed strategic importance, particularly due to heightened demand from the defense and aerospace sectors.[3] Tungsten's unmatched density, hardness, and high melting point make it indispensable in armor-piercing munitions, kinetic energy penetrators, and high-performance aerospace components like turbine blades and rocket nozzles. Geopolitical tensions and rising defense budgets among NATO allies, the U.S., and in the Indo-Pacific region are intensifying the need for reliable,

---

[1] https://discoveryalert.com.au/news/tungsten-export-restrictions-china-impact-2025
[2] https://www.fastmarkets.com/insights/war-instability-impact-defense-metals-supply-chains
[3] https://discoveryalert.com.au/news/tungsten-market-2025-supply-demand-influences

secure supplies of critical materials like tungsten.[4] Moreover, tungsten's use in aerospace-grade superalloys aligns with the increasing production of military aircraft, missiles, and satellites, reinforcing its role as a vital input in national security supply chains.

- **Battery technologies and energy transition**: While not as prevalent as lithium or cobalt, tungsten's application in electrodes and emerging energy storage systems is expanding and gaining traction in next-generation battery technologies, particularly in the context of lithium-ion and emerging solid-state systems.[56] Its thermal and electrical conductivity, as well as its ability to enhance electrode stability, have sparked interest among battery developers aiming to improve cycle life and performance under extreme conditions. Researchers are exploring tungsten-based anodes and tungsten disulfide ($WS_2$) as alternatives or complements to traditional battery materials, especially where high durability and fast charging are priorities. As the electric vehicle (EV) sector scales and battery performance becomes a competitive differentiator, tungsten's inclusion in niche but growing battery applications could incrementally shift market dynamics, attracting new investment into extraction and processing technologies.[7]

## Competition

The Company operates in a globally competitive market characterized by supply concentration outside the United States and an immediate need for domestic alternatives. The tungsten industry is dominated by Chinese producers, which account for over 80% of global supply.[8] This has created price volatility and supply risk for Western buyers. As tungsten has important defense applications such as in armor piercing ammunition, Chinese dominance has created an acute need for United States suppliers. Domestically in the US, there are very few active tungsten producers. Key competitors include:

- **Almonty Industries Inc.** – Primarily operates in South Korea (Sangdong Mine), with strategic plans to supply Western markets.

- **Global Tungsten & Powders Corp.** – Based in Pennsylvania, focuses on powder metallurgy but relies heavily on imported raw material.

- **Kennametal Inc.** – A major tool manufacturer that sources tungsten globally and competes indirectly in downstream value chains

- **Elmet Technologies:** A manufacturer of pure tungsten metal in North America, operating in Lewiston, Maine. They produce tungsten metal powder through the reduction of tungsten oxide and then use powder metallurgy processes to create a variety of tungsten products.

- **Buffalo Tungsten** - This company focuses on providing tungsten powders and engineered products for diverse markets, with a particular emphasis on user-specific solutions.

- **American Tungsten Corp.:** This company is actively exploring and developing tungsten projects, including the IMA Mine Project in Idaho.

## Intellectual Property

As of the date of this offering statement, the Company has not applied or received approval of any patents or trademarks.

## Governmental/Regulatory Compliance

Regulation in these areas are ever evolving and new regulations could provide compliance difficulties for the Company. A tungsten reclamation business is likely to be subject to a range of environmental regulations at the federal, state, and possibly

---

[4] https://www.spglobal.com/commodity-insights/en/news-research/latest-news/metals/052125-europes-rearmament-intensifies-concerns-surrounding-critical-minerals-supply
[5] https://pubmed.ncbi.nlm.nih.gov/31605458/
[6] https://eureka.patsnap.com/report-tungsten-s-impact-on-energy-storage-systems
[7] https://www.batterytechonline.com/materials/ensuring-the-global-supply-of-tungsten-critical-to-ev-batteries
[8] https://discoveryalert.com.au/news/tungsten-export-restrictions-china-impact-2025

local levels, primarily due to the handling of industrial waste and potentially hazardous materials. In the United States, the Environmental Protection Agency (EPA) enforces the Resource Conservation and Recovery Act (RCRA), which governs the generation, transportation, treatment, storage, and disposal of solid and hazardous waste. If the reclamation process involves recovering tungsten from materials classified as hazardous (e.g., sludge, scrap containing heavy metals, or waste from machining or mining operations), the facility may need a hazardous waste permit and must comply with strict recordkeeping, containment, and waste handling procedures. Additionally, the Clean Water Act may apply if any part of the operation discharges water or wastewater, requiring proper treatment and discharge permits.

From an occupational health and safety perspective, a tungsten reclamation facility must also comply with Occupational Safety and Health Administration (OSHA) standards. The reclamation process may involve cutting, grinding, melting, or chemically treating materials, all of which can expose workers to dust, fumes, and physical hazards. OSHA regulations would require the implementation of hazard communication programs, proper ventilation systems, personal protective equipment (PPE), and employee training to reduce risk. Depending on the form and purity of the tungsten being processed, additional rules may apply related to exposure limits for tungsten and any associated compounds. The Company may also be subject to state occupational safety regulations, which can impose stricter requirements than federal OSHA standards.

Lastly, the Company may face industry-specific regulations and compliance requirements related to trade, transportation, and international materials sourcing. For example, if the reclaimed tungsten is sold into defense, aerospace, or electronics industries as intended, the Company may need to comply with the Defense Federal Acquisition Regulation Supplement (DFARS) or demonstrate compliance with conflict minerals reporting under the Dodd-Frank Act, especially if tungsten was sourced from regions associated with conflict. Additionally, depending on the state where operations are based, facilities may need to obtain environmental impact assessments, air quality permits, or comply with recycling and materials handling laws designed to promote sustainable resource use. Failure to meet these regulatory obligations can result in fines, operational delays, or legal action.

For further discussion of potential regulation please see the section entitled "RISK FACTORS."

## Litigation

Neither the Company nor the Co-Issuer are aware of any current or threatened litigation.


**CAPITAL STRUCTURE AND OWNERSHIP**


## Capitalization

The membership interests of the Company are represented by Units and are divided among Class A and Class B Units. The Company is authorized to issue an unlimited number of Units. As of April 23, 2026, the Company had 133,333,333 Class A and 24,698 Class B Units issued and outstanding. The membership interests of the Co-Issuer are represented by Interests. The Co-Issuer is authorized to issue one class of Interests. It may issue an unlimited number of Interests. As of the date of this offering statement, the Co-Issuer had 24,698 Interests issued and outstanding.

## Beneficial Ownership

As of the date of this offering statement, the following persons beneficially own more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

| Title of Class | Amount and Nature of Beneficial Ownership | Number of Units | Percent of Class |
|---|---|---|---|
| Class A Units | United States Tungsten CF Corp[1] | 133,333,333 | 100.00% |

(1) United States Tungsten CF Corp is beneficially owned by Waterfield Holdings, LLC (48.35%), SWH Investments, LLC (31.43%), The Curtis W. Hastie Gift Trust (12.08%), The Jonathon D. Bradshaw Gift Trust (4.80%), and Wexford OOS, LLC (3.34%).

- Waterfield Holdings, LLC is owned and controlled by J. Randall Waterfield, a manager of the Manager.

- SWH Investments, LLC; The Curtis W. Hastie Gift Trust; and The Jonathon D. Bradshaw Gift Trust; are controlled by Stacie Hastie, a manager of the Manager.

- Wexford OOS, LLC is owned and controlled by Dev Motwani.

**Previous Offerings of Securities**

Neither the Company nor Co-Issuer have conducted a securities offering in the last three years other than its current Regulation CF offering where it has issued 24,698 Class B Units (including Bonus Units) and raised approximately $249,610.32 (including Investor Processing Fees).

**Outstanding Options, SAFEs, Convertible Notes, Warrants**

As of the date of this annual report, the Company had no outstanding options, SAFEs, convertible notes, or warrants.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the Company and the Co-Issuer are attached to this Form C as Exhibit B and Exhibit C, respectively.**

**The Company**

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

*Operations*

As of December 31, 2025, the Company had not generated any revenues. It had $136,382 in expenses relating to its organization and this offering. The Company estimates it will start generating revenue after six months of beginning operations, assuming we have raised sufficient funds.

*Liquidity and Capital Resources*

As of December 31, 2025, the Company had $2,500.00 in cash on hand and $194,178 in liabilities due to a related party.

The Company does not currently have any significant capital commitments, other than its agreement to repay an affiliate of the Manager for Offering expenses incurred on the Company's behalf which will be repaid through Offering proceeds if we raise the Target Offering Amount. Such expenses currently total the $194,179.00 above referenced. The Company's sole source of capital until it becomes profitable will be proceeds raised through securities offerings. The Company may also elect to utilize debt financing to fund Company operations.

*Plan of Operations*

Please see "Plan of Operations" under the section entitled "Description of Business" for a description of the Company's plan of operations for the next 12 months.

**The Co-Issuer**

The Co-Issuer was specifically formed to consolidate investors in this Offering into a single entity which will acquire Units in the Company equal to the number of Interests acquired in the Co-Issuer by investors through this Offering.

*Operations*

The Co-Issuer has not generated any revenues or incurred direct operating expenses as of the date of this offering statement and does not intend to generate revenue in the future. Its sole purpose is to invest in the Company. Start-up costs and all Offering costs incurred by the Co-Issuer will be paid by the Company.

*Liquidity and Capital Resources*

As of the date of this offering statement, the Co-Issuer does not have cash or cash equivalents or assets that can be liquidated. In addition, it does not have any significant capital commitments.

*Plan of Operations*

The Co-Issuer's sole purpose is to make investments in the Company. It will purchase a corresponding number of Units from the Company as Interests issued to investors through this Offering.

**Offering Proceeds**

The proceeds from the Regulation CF Offering are essential to our operations.

**Indebtedness**

As of December 31, 2025, the Company is indebted to Waterfield Holdings, LLC in the amount of $194,178.00 to reimburse it for offering and organizational expenses. Such debt is without defined maturity or interest.

## RISK FACTORS

*A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

*Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.*

**Risks Related to the Company's Business and Industry**

**The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.**

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

**We may face potential difficulties in obtaining capital.**

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

**We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.**

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2025 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

***The Company is offering Bonus Equity which may dilute your investment.***

The Company is offering Bonus Equity to investors who invest by a certain time in certain amounts through this Offering. Investors may receive a maximum of twenty-five percent A maximum amount of up to 555,556 Bonus Equity may be issued through this Offering. The issuance of Bonus Equity effectively reduces the price of the Units and Interests and will dilute any investor who either (i) does not qualify for Bonus Shares, or (ii) qualifies for a lower percentage of Bonus Equity compared to other investors. The dilutive impact can be substantial. A potential twenty-five percent (25%) bonus allocation could materially reduce an existing Member's ownership percentage and their share of future distributions and liquidation proceeds.

***Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.***

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

***Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.***

Operational delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing us to miss out on lucrative contracts. Furthermore, unanticipated redirections can lead to fragmented operational efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

***The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.***

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business—such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

***Our inability to reclaim and produce tungsten in a timely and cost-effective manner may damage our business.***

Our revenues and potential for profitability depend on our ability to timely meet customer demands. There is a risk that we will be unable to do so in a timely manner or on a cost-effective basis to meet constantly changing consumer demands.

Unforeseen delays or difficulties in the development process, significant increases in the planned cost of development or changes in anticipated consumer demand for our products, may cause the introduction date for our products to be later than anticipated, or may reduce or eliminate the commercial viability of such products, any or all of which, in turn, would adversely affect our revenues and results of operations.

***If we do not innovate and provide quality tungsten that meets the needs of our customers, our business could be harmed.***

Our business model depends on our ability to reclaim and provide quality tungsten that is attractive to potential customers. As a result, we must invest significant resources in business development activities and equipment to reclaim the tungsten. This may include incorporating new technologies or processes. If we are unable to meet the obligations of our customer contracts or provide a product of sufficient quality, our customers may become dissatisfied and instead purchase and use products of our competitors.

***A significant risk in the tungsten reclamation business arises from deficiencies in raw material quality and manufacturing processes.***

Historic tailings, the primary input for reclamation operations, can exhibit wide variability in both tungsten concentration and physical characteristics. These materials were often discarded decades ago without uniformity, and their geochemical profiles can be inconsistent across a single site or batch. Low-grade or heterogeneously distributed tungsten within tailings may reduce expected recovery yields, disrupt chemical extraction efficiency, and increase processing costs per unit of recovered material. Inadequate or misleading sampling and assay data can further compound this risk by creating inaccurate resource estimates that inform flawed operational or financial models. Manufacturing processes—especially chemical conversion and refining stages—are also vulnerable to performance deficiencies. Reclamation of tungsten often involves multiple complex steps, including crushing, separation, leaching, and chemical precipitation. Each stage requires precision and consistency to ensure the final product meets purity and specification requirements. Poor process control, equipment malfunctions, or suboptimal reagent dosing can lead to contamination, off-spec product, or excessive material loss. Process variability can result in frequent downtime, rework, and increased waste generation, all of which impair operational efficiency and profitability. Over time, persistent deficiencies in raw material quality or manufacturing reliability may erode customer confidence, damage the company's market position, and reduce access to premium buyers or long-term contracts.

***The Company's activities are subject to regulation by various governing bodies.***

The Company is subject to a framework of federal, state, and local laws and regulations. These govern the company's core activities: chemical processing, mining reclamation, and recycling of tailings from historic mining operations. Compliance with these regulations is critical to operational continuity, permitting, and strategic positioning as a sustainable and environmentally responsible tungsten producer. The following are some of the regulations the Company may be or become subject to:

Federal Environmental and Mining Regulations: The National Environmental Policy Act (NEPA) may require the company to prepare an Environmental Assessment (EA) or a more detailed Environmental Impact Statement (EIS), as 23 acres of the project site are located on federal land administered by the U.S. Army Corps of Engineers. These environmental reviews assess the potential impacts of the project on natural resources, wildlife, and nearby communities, and are typically a prerequisite for obtaining federal permits or approvals related to land use and development. Furthermore, under the Clean Water Act (CWA), the Company must comply with Section 402, which governs discharges of pollutants into surface waters through the National Pollutant Discharge Elimination System (NPDES) permit program. Additionally, Section 404 may apply if there is any dredging, filling, or disturbance of wetlands, streams, or other waters of the United States during tailings reprocessing or chemical treatment operations. These provisions are critical for controlling stormwater runoff, sediment discharge, and contamination of aquatic ecosystems. The Company may also be subject to the Resource Conservation and Recovery Act (RCRA), which regulates the management of hazardous and non-hazardous wastes generated during tungsten extraction and tailings processing. This includes requirements for proper storage, labeling, transport, and disposal of any solvents, reagents, or residues used in or produced by the chemical treatment processes. The Toxic Substances Control Act (TSCA) may also apply, particularly in the downstream manufacturing of ammonium paratungstate (APT) or other tungsten-based compounds, by requiring reporting and handling protocols for chemical substances. Lastly, the Mine Safety and Health Administration (MSHA) oversees occupational safety for any on-site excavation, materials handling, or refining operations. The Company must comply with MSHA standards to protect workers from physical, chemical, and environmental hazards associated with tailings reprocessing and tungsten refining activities.

U.S. Critical Minerals and Defense Regulations: The Defense Production Act (DPA) may play a significant role in the Company's operations, as tungsten is designated a critical mineral under U.S. national security guidelines. This designation allows the federal government to provide support through measures such as direct funding, strategic stockpile purchases, and potentially expedited permitting processes. These provisions are intended to strengthen domestic supply chains for materials deemed essential to defense, energy, and technological infrastructure. Complying with U.S. Critical Minerals and defense-related regulations presents several risks for companies involved in tungsten reclamation. One key risk is the potential for shifting regulatory priorities and evolving definitions of what constitutes a "critical mineral." Changes to the U.S. Critical Minerals List or the Defense Production Act (DPA) priorities may affect the company's eligibility for support programs, procurement opportunities, or permitting advantages. A loss or modification of critical mineral status could result in longer permitting timelines, reduced government engagement, or ineligibility for strategic funding and partnerships, disrupting business plans and investment assumptions.

Another risk involves the administrative and compliance burden associated with defense-related regulations and reporting requirements. Companies seeking to benefit from government programs under the DPA or Department of Defense procurement initiatives must meet strict documentation, cybersecurity, sourcing, and traceability standards. These compliance requirements can be costly and time-consuming, particularly for smaller or early-stage firms, and may require specialized personnel or legal support. Failure to meet these requirements could result in penalties, disqualification from future opportunities, or reputational damage with regulators and partners.

Finally, national security regulations can expose companies to sudden policy shifts, increased oversight, and geopolitical tensions. For example, government restrictions on foreign investment, export controls, or security-related audits could delay projects or restrict international collaboration. Additionally, companies that rely on materials, technologies, or partners from countries deemed adversarial by the U.S. government may face heightened scrutiny or prohibitions. These risks can introduce uncertainty into operational planning, supply chain decisions, and long-term strategic partnerships, particularly in a politically sensitive sector like critical mineral reclamation.

North Carolina State and Local Regulations: The North Carolina Mining Act of 1971 (NCGS §74) requires companies engaged in mining-related activities to obtain a state-issued mining permit, submit an environmental management plan, and post a reclamation bond. Although the Company's focus is on reprocessing historic tailings rather than traditional mining, similar regulatory standards apply due to the disturbance of surface materials and the potential for environmental discharges. These requirements aim to ensure responsible land use, environmental protection, and long-term site rehabilitation. The North Carolina Department of Environmental Quality (NCDEQ) oversees a range of permitting programs that the company must comply with. This includes permits related to air quality, water resources, solid waste handling, and sedimentation control. A chemical processing facility associated with tungsten reclamation will need to obtain individual permits in each relevant category and adhere to ongoing compliance obligations, including periodic environmental monitoring and reporting to regulatory authorities. In addition to state-level regulations, local land use and zoning laws may impose further restrictions and conditions on the company's operations. County regulations often address issues such as land use compatibility, operational hours, noise levels, dust control, and transportation routes for heavy equipment or processed materials. Failure to comply with local ordinances could result in delays, fines, or restrictions on expansion, making it essential for the company to engage with local planning authorities and communities early in the project development process.

***Regulatory changes pose a significant risk to business operations, as shifts in government policies or legal requirements can directly impact our strategy, finances, and overall ability to operate.***

New regulations may introduce stricter compliance requirements, leading to increased costs for training, legal consultation, and adjustments to business practices. For example, changes in labor laws, environmental standards, regulation of medical devices, or data privacy requirements could necessitate modifications in processes, technology, or infrastructure to remain compliant. The Company could find it impossible to become compliant. Failure to adapt promptly can result in fines, legal disputes, or restrictions on the business, damaging both financial stability and reputation. Regulatory changes can also affect market dynamics and the competitive landscape, potentially reducing profitability or limiting market access. A sudden change in tax laws, tariffs, or trade agreements can disrupt supply chains, alter product pricing, or decrease the competitiveness of certain goods or services. This uncertainty makes it difficult for companies to make long-term investment decisions, manage budgets, or forecast financial performance. Additionally, some regulatory changes may benefit new entrants or disruptors, forcing established companies to adapt quickly or risk losing market share.

***Tungsten reclamation projects must often secure a wide array of permits before operations can begin, ranging from mining and reclamation permits to air and water discharge authorizations.***

Each permit may involve different agencies and review periods, which introduces uncertainty and potential delay. In some cases, state and federal agencies require public comment periods or environmental reviews under laws like the National Environmental Policy Act (NEPA), further lengthening timelines. Delays can be especially pronounced when activities involve federal lands or historically disturbed sites. Agencies like the U.S. Army Corps of Engineers or the Bureau of Land Management may take months or even years to issue decisions, particularly when there are concerns about endangered species, cultural heritage, or cumulative environmental impacts. These delays can disrupt project financing, delay revenue generation, and increase overall development costs.

*Many historic tungsten tailings sites are located on or adjacent to federal, state, or tribal lands, requiring coordination with land management agencies. Access to these sites may be subject to rights-of-way, seasonal restrictions, or land use designations that limit industrial activity.*

Even if physical access is possible, regulatory access may be constrained by conservation mandates, protected species habitats, or overlapping claims. Such restrictions can create uncertainty in planning and development timelines, as companies may face delays or outright denials of land use approval. Reclamation activities may also require compliance with cultural resource protections or formal consultation processes under NEPA or the National Historic Preservation Act (NHPA). These requirements can significantly extend project lead times and reduce operational flexibility.

*The price of tungsten is subject to significant volatility due to shifts in global demand, trade policy, and supply chain dynamics.*

As a niche industrial metal, tungsten is particularly sensitive to changes in downstream sectors such as aerospace, defense, and electronics manufacturing. A downturn in these industries can lead to rapid price drops, making previously viable reclamation projects financially unfeasible. Volatility is also driven by global supply dynamics, including production levels in China, which dominates the tungsten market. Changes in export policy, tariffs, or production quotas from major producers can result in sudden price shocks. Companies relying on reclamation must contend with this uncertainty, which can affect investment decisions, financing terms, and long-term planning.

*Many tungsten reclamation projects in the U.S. rely on support from federal programs related to critical minerals and strategic materials. This includes funding under the Defense Production Act, access to government procurement programs, or eligibility for public-private partnerships.*

However, these programs are often subject to annual appropriations, changing agency priorities, or political shifts. Dependence on such support creates vulnerability if government funding is delayed, reduced, or eliminated. Policy changes may also introduce new eligibility requirements or shift focus to other critical minerals. If the Company builds its business model around assumed government support it may find itself unable to proceed with planned projects or meet financial obligations if that support is withdrawn.

*The market for reclaimed tungsten, especially in specific forms such as ammonium paratungstate (APT), may be limited by purity standards, buyer specifications, or contractual barriers*.

Potential customers in sectors like aerospace or defense may require long-term supply agreements, certified supply chain traceability, or technical validation before accepting material. These requirements can delay or prevent entry into the market. Additionally, competition from primary producers, especially in countries with lower production costs, may undercut the economic viability of selling reclaimed tungsten. If the company is unable to secure stable offtake agreements or access high-value markets, it may be forced to sell material at discounted prices, significantly affecting revenue projections and project sustainability.

*Tungsten reclamation often involves working with tailings and mine waste from historic operations, which may be contaminated with heavy metals, acids, or other hazardous substances.*

Under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), parties that conduct reclamation or disturb legacy waste may be held responsible for environmental cleanup, even if they did not originally contribute to the contamination. This legal framework creates a liability risk that is difficult to quantify in advance, as testing and remediation costs can escalate rapidly once operations begin. Regulatory authorities or local communities may demand further investigation of site history and cleanup activities beyond the scope of planned reclamation. In some instances, discovery of unknown contaminants or groundwater pollution could halt operations entirely and trigger long-term legal and financial exposure.

*Reclamation of historic tailings relies heavily on assumptions about the quantity and quality of recoverable tungsten.*

However, the composition of tailings can vary dramatically across a site or between sites, depending on historical mining and milling methods. Even tailings that initially test positive for tungsten content may yield lower-than-expected recoveries due to particle size, mineralogy, or chemical bonding. This variability can lead to inefficiencies in processing, reduced product output, and higher unit costs. Inconsistent material quality can also affect the performance of chemical or mechanical separation systems, requiring frequent adjustments and operational downtime. Failure to accurately predict or adapt to these variations can result in significant financial losses and project underperformance.

*County or municipal zoning laws may restrict the types of industrial activities allowed on the land where tailings are located or where processing facilities are to be built.*

Even if reclamation is technically permissible, local planning boards may impose limitations on hours of operation, noise levels, or traffic routes that constrain business flexibility. Navigating local zoning can involve public hearings, appeals, and negotiations that lengthen project timelines and introduce uncertainty. In some jurisdictions, zoning changes or conditional use permits may be required, which can trigger political or legal challenges. Conflicts with surrounding land uses—such as residential or recreational areas—can lead to restrictions that impair project economics or feasibility.

*The Company intends to rely heavily on government contracts for its tungsten reclamation activities and it may face significant concentration and dependency risk.*

Government contracts—whether for supply of reclaimed tungsten to defense agencies, participation in critical minerals programs, or funding through public-private partnerships—are often subject to budgetary cycles, shifting political priorities, and administrative discretion. A change in policy direction, leadership, or appropriations could result in delayed payments, scaled-back orders, or complete contract termination. This unpredictability can disrupt cash flow, hinder operational continuity, and undermine long-term business planning. Additionally, government contracts typically come with stringent compliance obligations, including performance benchmarks, reporting requirements, and supply chain transparency. Failure to meet these terms—whether due to technical delays, quality issues, or regulatory infractions—can trigger penalties, disqualification from future bids, or clawback of funds already disbursed. In competitive procurement environments, the loss of a single contract may significantly impact revenue if the company lacks a diversified customer base. Finally, reliance on government contracts exposes the company to reputational and operational risk from increased public scrutiny. Any perceived mismanagement of government resources, environmental violations, or stakeholder disputes may attract media attention or political inquiry, leading to reputational harm or added regulatory oversight. The company's fortunes may become overly tied to the continuation and favorability of government involvement in the critical minerals sector, leaving it vulnerable to decisions beyond its control.

*If we are not able to maintain and enhance our brand, our ability to expand our base of users, our business and financial results may be harmed.*

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide quality materials, which we may not do successfully. We may introduce new products or services that customers do not like, or which do not function as effectively as intended or as well as those offered by competitors, which may negatively affect our brand and products. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

*The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.*

The markets for our products are large. However, our success will depend on continued growth of these markets. We do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do or who are able to bring their products to market faster than we do. Moreover, we will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed. Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

***The Company's business and reputation are impacted by information technology system failures and network disruptions.***

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

***Reliance on third-party service providers creates risks for the Company***.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

***The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.***

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2023, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.***

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor's attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

***The Company's management and executives have significant flexibility with regard to the Company's operations and investments.***

The Company's agreements and arrangements with its management have been established by the Manager and may not be on an arm's-length basis. The Manager and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

***The liability of the management is limited.***

As a result of certain exculpation and indemnification provisions in the Company Agreement, management may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

***The borrowing of funds increases the risks of adverse effects on the Company's financial condition.***

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

***Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.***

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have, for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

***Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.***

Global inflation increased during 2023 and 2024. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in and may continue to result in cost increases for labor, equipment, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

***Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.***

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

***Reclamation and chemical processing sites must comply with stringent occupational health and safety regulations administered by agencies such as the Mine Safety and Health Administration (MSHA) and the Occupational Safety and Health Administration (OSHA).***

The use of heavy equipment, exposure to chemical reagents, and handling of tailings with potentially hazardous content introduce multiple safety hazards. Any lapse in safety training, procedures, or equipment maintenance can lead to accidents, injuries, or fatalities, resulting in work stoppages, legal claims, or regulatory penalties. Tailings reprocessing may generate airborne particulates or chemical fumes that require specialized ventilation and monitoring systems. Maintaining compliance with all safety standards requires continuous oversight, and any failure to do so exposes the company to significant legal and financial consequences.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Our employees may engage in misconduct or improper activities***.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

***Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent***.

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

***Our business plan is speculative.***

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

***Our expenses could increase without a corresponding increase in revenues.***

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

***Our bank accounts will not be fully insured.***

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

***Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.***

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

***Our operations may not be profitable.***

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

***Our business model is evolving.***

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

***Because we are a "start-up", we face a material risk of business failure.***

We were formed on May 8, 2025. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing our products, and securing our intellectual property we will need for our business, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

***Incidents or adverse publicity concerning our Company or our products could harm our reputation as well as negatively impact our revenues and profitability.***

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain customers depends, in part, upon the external perceptions of our Company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow.

***Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.***

Our Manager, officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team. We are highly dependent on their knowledge base and industry relationships, and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

***Litigation or legal proceedings could expose us to liabilities.***

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

**Risks Related to the Offering**

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual investor commitment amounts.***

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***Using a credit card to purchase Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.***

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

*Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.*

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

*The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Delaware law, regardless of convenience or cost to you, the investor.*

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as part of the Subscription Booklet. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions.

With arbitration, under the Subscription Agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

*The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.*

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Interests at the Offering price (or at any other price), and you risk overpaying for your investment.

*If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.*

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

### Risks Related to the Securities

***The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Interests.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or the Co-Issuer, or to receive financial or other information from each, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

***The Securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.***

The Company's and the Co-Issuer's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Because we have not paid distributions in the past and do not expect to pay distributions in the near future, any return on investment may be limited to the value of the Interests and Units.***

We are a new company and have never paid cash distributions and do not anticipate paying cash distributions in the foreseeable future. The payment of distributions will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay distributions, the Units and Interests may be less valuable because a return on your investment will only occur if their price appreciates.

***There is no market for the Units or Interests.***

Neither the Units nor Interests are listed on any exchange or otherwise publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT**.

## MANAGEMENT

The Company and the Co-Issuer both are managed by their manager United States Tungsten Resources, LLC, a Delaware limited liability company (the "**Manager**"). Randy Waterfield and Stacy Hastie are the managers of the Manager. The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company.

*United States Tungsten Resources, LLC*

| Name | Office |
|------|--------|
| J. Randall Waterfield | Manager |
| Stacy Hastie | Manager |
| Heather Bliss | Chief of Staff |

**J. Randall Waterfield**

In addition to his duties with the Company and Co-Issuer, Mr. Waterfield, is also the Chairman of Waterfield Holdings, a diversified holding company that traces its origins to 1928. Waterfield Holdings primarily invests in strategic minerals, technology and real estate companies. After selling the largest private mortgage company in the U.S. and largest Indiana based bank (Union Federal Bank) in 2006 and 2007 respectively, Waterfield has diversified into technology, manufacturing and other industries. Mr. Waterfield holds the Chartered Financial Analyst designation, is a member of Mensa, and a graduate of Harvard University. Mr. Waterfield currently serves on the Board of Directors of Red Oak Partners, Waterfield Technologies, GEE Group (NASDAQ: JOB), Linden Research, Inc. and has previously served on the boards of YPO (and was the 2017-2018 Global Chairman of YPO), Asure Software (Nasdaq: ASUR), SMTC Corporation (Nasdaq: SMTX), RF Industries (Nasdaq: RFIL), among others. Previously, Mr. Waterfield was at Goldman Sachs & Co., where he worked as an equity research analyst from 1996 through 1999, responsible for the small capitalization growth portfolios.

**Stacy Hastie**

Mr. Hastie's principal employment is CEO of US Strategic Metals, which extracts and processes cobalt, nickel, and copper, and also recycles metals from lithium-ion batteries, to produce battery-grade materials essential for the clean energy and EV industries. Mr. Hastie has been with the company for two years. Prior to joining US Strategic Metals, Mr. Hastie worked for Environmental Operations, which is a nationwide environmental services company that provides engineering, consulting, and contracting services to help clients manage environmental risks and ensure compliance with regulations on development projects. In addition, he is the fourth generation of a family owned and operated mining and minerals processing company. He still maintains an interest in the company and has served the family in an advisory capacity the past 30 plus years. Mr. Hastie obtained his BS and MS from Murray State University and following graduation started a career in the environmental consulting, engineering, and remediation industry. At the age of 25, Mr. Hastie became co-owner of Environmental Operations, Inc. ("EOI") located in St. Louis, MO and at 27 years old became the sole owner of EOI.

Under Mr. Hastie's leadership EOI and its affiliates have become one of the U.S. leaders in environmental risk management and Brownfield redevelopment services. In addition to possessing over 29 years of corporate management experience, Mr. Hastie is a national leading expert in developing cost-effective remediation solutions for complex Brownfield redevelopment projects. Throughout his career Mr. Hastie has served as principal in charge for Brownfield redevelopment projects exceeding $5 billion in value.

Mr. Hastie supports numerous charities and nonprofits in the St. Louis region. Previously, Mr. Hastie has served on the boards of Young Presidents' Organization (2013-2015 US Central Region Chairman), Mercy Hospitals St. Louis, MO, and Sunset Country Club St. Louis, MO (past President).

**Heather Bliss**

Ms. Bliss has been employed with Waterfield Enterprises, LLC, for the last 8 years. She serves as the Chief of Staff for United States Tungsten, LLC as well as many companies under the Waterfield Holdings portfolio. Since joining Waterfield in 2017, she has been instrumental in advancing strategic investments, overseeing operational initiatives, and supporting the success of multiple business entities within the organization's diverse portfolio. With over 25 years of experience in strategic planning, executive leadership, and business analysis, Ms. Bliss has earned a reputation for driving organizational performance and fostering sustainable growth.

Before joining the Waterfield Group, Ms. Bliss held critical leadership roles at YPO, the world's largest global leadership organization for chief executives, with over 35,000 members worldwide. As Northeast Regional Director and Global Membership Integration Director, she played a key role in building member engagement, strategic planning, chapter development, and supporting the member integration process across international markets.

Ms. Bliss has served on the boards of Young Presidents Organization, Northeastern US, World Presidents Organization, Northeastern US, East Longmeadow Educational Endowment Fund, and served as the Trustee of Trust Funds for the Town of Unity.

## Indemnification

The Company Agreement generally provides that the Company will indemnify the Manager, its affiliates, and certain other parties against any claim or loss incurred in connection with any action, suit, or proceeding resulting from such party's relationship to the Company. A party will not be indemnified with respect to matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in the reasonable belief that the party's action was opposed to the best interests of the Company, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company (if any), or (b) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the party's conduct was criminal. The Company will pay the expenses incurred by an indemnified party in connection with any such action, suit, or proceeding, or in connection with claims arising in connection with any potential or threatened action, suit, or proceeding, in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments.

To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

## Exculpation

The Manager may not be liable to the Members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the Company Agreement for exculpation of the Manager. Therefore, purchasers of the Units have a more limited right of action than they would have absent the limitation in the Company Agreement**.**

## Waiver of Duties

Notwithstanding anything to the contrary under any applicable law, the Manager, in exercising its rights under the Company Agreement in its capacity as the Manager of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any Members, and shall not be subject to any other or different standards imposed by the Company Agreement, any other agreement contemplated by it, under the DLLCA or under any other applicable law or in equity. The Manager shall not have any duty (including any fiduciary duty) to the Company, the Members, or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account. This Section shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company. The Manager may serve as an officer of the Company and shall not be in breach of any fiduciary duty owed the Company by virtue of serving in such capacity.

# DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Certificate of Formation and Company Agreement. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

## Capital Structure

Membership interests in the Company are represented by Units and divided among Class A and Class B Units. The Company is authorized to issue an unlimited number of Units. The Company has the authority to create additional classes of Units without Member approval. As of April 23, 2026, 133,333,333 Class A Units and 24,698 Class B Units are issued and outstanding. Unissued Units may not be voted or allocated profits, losses, or distributions.

## Distributions

Prior to the Company's liquidation, in the sole discretion of the Manager, Distributable Cash will be distributed ratably to the Members according to their membership interest, subject to available cash. The Company has not paid distributions and does not intend to in the near future.

Upon liquidation, after paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members ratably according to their membership interest, as set forth in Section 4.2 of the Company Agreement.

## Additional issuances of securities

Following your investment in the Company, the Company may sell shares to additional investors, which could dilute the percentage interest of the Investor in the Company. Investors will not have the opportunity to increase its investment in the Company in such a transaction. The inability of investors to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investors' interest in the Company.

## Dilution

The Units and Interests do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Co-Issuer and the ownership percentage that the Co-Investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute the Co-Issuer and in turn, investors in this Offering. Investors should understand the potential for dilution. If the Company issues additional Units, the Co-Issuer's ownership percentage in the Company will go down, even though the value of the Company may go up. By virtue of your ownership in the Co-Issuer, you could own a smaller piece of a larger Company. This increase in the number of Units outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into Units.

If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit. If you are making an investment expecting to own a certain percentage of the Co-Issuer or the Company (by virtue of your ownership in the Co-Issuer) or expecting each Unit or Share to hold a certain amount of value, it's important to realize how the value of those Securities can decrease by actions taken by the Company and the Co-Issuer. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

## Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, manufacturing capabilities, its projected revenue, and other factors. The price of the Securities may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

### Restrictions on Transfer

Any shares sold pursuant to Regulation CF being offered may not be transferred by any investor of such shares during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each investor should be aware that although the shares may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the shares, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

### Transfer Agent and Registrar

DealMaker Shareholder Services (DealMaker Transfer Agent LLC) will act as the Company's transfer agent.

### TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Each of our listed officers receiving compensation has an agreement with the Company, approved by the Manager, for his/her compensation.

Affiliates of the Manager have been issued Class A Units in the Company as founder Units through United States Tungsten CF Corp and have membership in the Company through this entity.

Start-up expenses and fees will be advanced by the Company's management and reimbursed through Offering proceeds as sufficient capital is raised to cover such expenses. Such amounts due as of December 31, 2025 were $194,178.

## EXHIBITS

The following are included as Exhibits to this Form C-AR and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B          Financial Statements (audited)
Exhibit C          SPV Financial Statements (audited)

**Exhibit B**

**Financial  Statements (audited)**

# United States Tungsten, LLC

(a Delaware Limited Liability Company)

**Audited Financial Statements**

For the year ended December 31, 2025

Financial Statements

# United States Tungsten, LLC

Table of Contents











Alice CPA

## Independent Auditor's Report

April 29, 2026
To the Shareholders of United States Tungsten, LLC
Miami Beach, Florida

### Report on the Audit of the Financial Statements

### Opinion

We have audited the financial statements of United States Tungsten, LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of United States Tungsten, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of United States Tungsten, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
April 29, 2026



**UNITED STATES TUNGSTEN, LLC**
**BALANCE SHEET**
**As of December 31, 2025**
**(Audited)**

## ASSETS

**Current Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,500 |
| Prepaid expense | | 55,296 |
| **Total Current Assets** | | **57,796** |
| | | |
| **Total Assets** | $ | **57,796** |

## LIABILITIES AND MEMBERS' EQUITY

**Current Liabilities**

| | | |
|---|---|---:|
| Due to related party | $ | 194,178 |
| **Total Current Liabilities** | | **194,178** |
| | | |
| **Total Liabilities** | | **194,178** |

**Members' Equity**

| | | |
|---|---|---:|
| Members contributions | | - |
| Retained Earnings/ (Accumulated deficit) | | (136,382) |
| **Total Members' Equity** | | **(136,382)** |
| | | |
| **Total Liabilities and Members' Equity** | $ | **57,796** |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN, LLC**
**INCOME STATEMENT**
**For the Period from Inception (May 8, 2025) to December 31, 2025**
**(Audited)**

| | |
|---|---:|
| **Revenues** | $ - |
| | |
| **Operating Expenses** | |
| Advertising and marketing | 4,704 |
| General and administrative | 3,013 |
| Professional services | 128,665 |
| **Total Operating Expenses** | **136,382** |
| | |
| **Net Income (Loss)** | $ (136,382) |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**For the Period from Inception (May 8, 2025) to December 31, 2025**
**(Audited)**

| | Members' Contributions | Retained Earnings/ (Accumulated Deficit) | Total Members' Equity |
|---|---|---|---|
| **Beginning Balance as of date of inception (May 8, 2025)** | $ - | $ - | $ - |
| Members' contributions | - | - | - |
| Net loss | - | (136,382) | (136,382) |
| **Balance as of December 31, 2025** | $ - | $ (136,382) | $ (136,382) |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN, LLC**
**STATEMENT OF CASH FLOWS**
**For the Period from Inception (May 8, 2025) to December 31, 2025**
**(Audited)**

| | | |
|---|---|---:|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ | (136,382) |
| Changes in operating assets and liabilities: | | |
| Prepaid expense | | (55,296) |
| Due to related party | | 194,178 |
| **Net cash provided by (used in) operating activities** | | **2,500** |
| | | |
| **Cash Flows from Investing Activities** | | |
| **Net cash used in investing activities** | | **-** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Member contribution | | - |
| **Net cash used in financing activities** | | **-** |
| **Net change in cash and cash equivalents** | | **2,500** |
| | | |
| Cash and cash equivalents at beginning of year | | - |
| **Cash and cash equivalents at end of year** | $ | **2,500** |
| | | |
| **Supplemental information** | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE PERIOD FROM INCEPTION (MAY 8, 2025) TO DECEMBER 31, 2025**
**(AUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

United States Tungsten Corp. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in Delaware on May 8, 2025. On August 28, 2025, the Company filed a certificate of conversion with Delaware to amend its name to United States Tungsten, LLC and convert to a Delaware limited liability company.

The Company will be engaged in the business of chemical processing, specializing in the production, refinement, and distribution of high-purity chemical compounds and materials for industrial and commercial applications. The Company's headquarters is located in Wilmington, Delaware.

As of December 31, 2025, the Company had limited operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Fiscal Year-End

The Company's fiscal year ends on December 31st.

### Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Cash and Cash Equivalents

**UNITED STATES TUNGSTEN, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE PERIOD FROM INCEPTION (MAY 8, 2025) TO DECEMBER 31, 2025**
**(AUDITED)**

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company's cash and cash equivalents was $2,500.

### Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

### Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2025, the Company had not begun recognizing sales.

### Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

### Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

### NOTE 3 – PREPAID EXPENSES

In 2025, the Company funded $60,000 to DealMaker's treasury account to support future paid media and paid partnership marketing activities. Of this amount, $4,704 was utilized during the year for marketing services performed, which has been recognized as "Advertising and marketing" in the income statement. The remaining $55,296 represents services not yet rendered as of year-end and is recorded as a "Prepaid expense" in the balance sheet. The balance will be expensed as the related marketing services are consumed in future periods.

**UNITED STATES TUNGSTEN, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE PERIOD FROM INCEPTION (MAY 8, 2025) TO DECEMBER 31, 2025**
**(AUDITED)**

## NOTE 4 – RELATED PARTY TRANSACTIONS

In 2025, Waterfield Holdings, LLC, a related party by common management, paid various operating expenses such as professional fees, marketing, formation and crowdfunding-related costs on behalf of the Company. These payments totaled $194,179 and amount remained outstanding as of December 31, 2025.

## NOTE 5 – INCOME TAX PROVISION

The Company has not yet incurred a year-end requiring it to file its income tax return. The Company is taxed as a C Corporation.

## NOTE 6 – EQUITY

On September 26, 2025, the Company issued 133,333,333 membership units to United States Tungsten CF Corp, a Wyoming Corporation, making it the Company's sole member as of December 31, 2025.

## NOTE 7 – COMMITMENTS AND CONTINGENCIES

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 9 – SUBSEQUENT EVENTS

### Management's Evaluation

Management has evaluated subsequent events through April 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**Exhibit C**

**SPV Financial Statements (audited)**

# United States Tungsten CF SPV, LLC

(a Delaware Limited Liability Company)

**Audited Financial Statements**

For the year ended December 31, 2025

Financial Statements

# United States Tungsten CF SPV, LLC

Table of Contents











Alice CPA

## Independent Auditor's Report

April 29, 2026
To the Shareholders of United States Tungsten CF SPV, LLC
Miami Beach, Florida

### Report on the Audit of the Financial Statements

**Opinion**

We have audited the financial statements of United States Tungsten CF SPV, LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of United States Tungsten CF SPV, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of United States Tungsten CF SPV, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
April 29, 2026



**UNITED STATES TUNGSTEN CF SPV, LLC**
**BALANCE SHEET**
**As of December 31, 2025**
**(Audited)**

**ASSETS**

**Current Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| **Total Current Assets** | | - |

| | | |
|---|---|---|
| **Total Assets** | $ | - |

**LIABILITIES AND MEMBERS' EQUITY**

**Current Liabilities**

| | | |
|---|---|---|
| Accounts payable | $ | - |
| **Total Current Liabilities** | | - |

| | | |
|---|---|---|
| **Total Liabilities** | | - |

**Members' Equity**

| | | |
|---|---|---|
| Members contributions | | - |
| Retained Earnings/ (Accumulated deficit) | | - |
| **Total Members' Equity** | | - |

| | | |
|---|---|---|
| **Total Liabilities and Members' Equity** | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN CF SPV, LLC**
**INCOME STATEMENT**
**For the Period from Inception (August 12, 2025) to December 31, 2025**
**(Audited)**

| | | |
|---|---|---:|
| **Revenues** | $ | - |
| | | |
| **Operating Expenses** | | |
| Advertising and marketing | | - |
| General and administrative | | - |
| Salaries and wages | | - |
| Depreciation and amortization | | - |
| **Total Operating Expenses** | | - |
| | | |
| **Net Income (Loss)** | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN CF SPV, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**For the Period from Inception (August 12, 2025) to December 31, 2025**
**(Audited)**

| | Members' Contributions | Retained Earnings/ (Accumulated Deficit) | Total Members' Equity |
|---|---|---|---|
| **Beginning Balance as of date of inception (August 12, 2025)** | $ - | $ - | $ - |
| Members' contributions | - | - | - |
| Net loss | - | - | - |
| **Balance as of December 31, 2025** | $ - | $ - | $ - |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN CF SPV, LLC**
**STATEMENT OF CASH FLOWS**
**For the Period from Inception (August 12, 2025) to December 31, 2025**
**(Audited)**

| | | |
|---|---:|---:|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ | - |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | | - |
| Changes in operating assets and liabilities: | | |
| Accounts payable | | - |
| **Net cash provided by (used in) operating activities** | | - |
| | | |
| **Cash Flows from Investing Activities** | | |
| **Net cash used in investing activities** | | - |
| | | |
| **Cash Flows from Financing Activities** | | |
| Member contribution | | - |
| **Net cash used in financing activities** | | - |
| **Net change in cash and cash equivalents** | | - |
| | | |
| Cash and cash equivalents at beginning of year | | - |
| **Cash and cash equivalents at end of year** | $ | - |
| | | |
| **Supplemental information** | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**UNITED STATES TUNGSTEN CF SPV, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2025**
**(AUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

United States Tungsten CF SPV, LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Company Agreement ("the Agreement") dated August 12, 2025. The Company was formed on August 12, 2025, with the intent of serving as the crowdfunding vehicle for United States Tungsten CF SPV, LLC.

The Company was formed to facilitate the investment in United States Tungsten CF SPV, LLC, a Delaware limited liability company ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purpose of the Company is to acquire, hold, dispose of, and otherwise invest in non-voting Class B units of membership interest (the "Tungsten Units") of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to such securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of such securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts as of December 31, 2025.

**UNITED STATES TUNGSTEN CF SPV, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(AUDITED)**

### Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

### Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

### Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

### NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company has no debt outstanding and has not initiated any related party transactions.

### NOTE 4 – EQUITY

As of December 31, 2025, the Company has not yet received any investments.

### NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

### NOTE 6 – GOING CONCERN

**UNITED STATES TUNGSTEN CF SPV, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2025**
**(AUDITED)**

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 7 – SUBSEQUENT EVENTS

### Crowdfunding Offering

In 2026, the Company completed a capital raise pursuant to Regulation CF, in which it issued 24,698 units, including bonus shares, for gross proceeds of $249,610. The proceeds were received after year-end and therefore not reflected in the accompanying financial statements.

### Management's Evaluation

Management has evaluated subsequent events through April 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.